Exhibit 99.1

TechFaith Reports Second Quarter 2012 Financial Results

BEIJING, Aug. 16, 2012 /PRNewswire-Asia/ — China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced its unaudited financial results for the second quarter ended June 30, 2012.

For the second quarter of 2012, TechFaith reported revenue of US$32.4 million compared to US$42.7 million in the first quarter of 2012 and US$82.8 million in the second quarter of 2011. This is in line with the Company’s prior guidance for revenue in the second quarter of 2012 to be in the range of US$32.0 million to US$36.0 million. The revenue decline is primarily due to increased levels of competition for the Company’s high-end smart phones. Gross profit for the second quarter of 2012 was US$7.3 million, compared to US$10.8 million in the first quarter of 2012. Gross margin for the second quarter of 2012 was 22.6%, compared to 25.4% in the first quarter of 2012. The decline in gross margin is mainly due to lower revenue and pricing pressure resulting from the competitive environment. Net loss attributed to TechFaith for the second quarter of 2012 was US$0.7 million or US$0.01 loss per basic and diluted ADS, compared to a net loss of US$0.4 million or US$0.01 loss per basic and diluted ADS in the first quarter of 2012.

Miss Ouyang Yuping, TechFaith’s Chief Financial Officer, said, “Revenue in the quarter came in at the lower end of our guidance due to continued weakness in our ODP and branded mobile phone business. We expect that the mobile phone business environment will remain extremely difficult in the near-term. The impact of lower revenue in the quarter and increasing competition again impacted our gross margin and resulted in a net loss for the quarter. We continue to evaluate and work to adjust our resources to better meet the current challenging business environment.”

Mr. Deyou Dong, President and Chief Operating Officer of TechFaith, said, “Our focus remains on developing unique smart phones and mobile devices targeting niche and enterprise segments. We understand the market and our business is in a period of contraction. We remain focused on working closely with customers to develop the tailored solutions they need. TechFaith’s ability to service these market segments will ultimately help us stabilize our business level and return to both revenue growth and profitability.”

Mr. Defu Dong, Chairman and Chief Executive Officer of TechFaith, said, “As part of our ongoing strategic review and efforts to restore our business growth, we have started to shift our gaming business focus from hardware sales to software packages and applications. We believe that these changes will help us strengthen our user base and ultimately revitalize this business segment.”

Third Quarter of 2012 Outlook

The below forecast is TechFaith’s current and preliminary view, which is subject to change. TechFaith currently expects total revenue for the third quarter of 2012 to be in the range of US$ 30.0 million to US$ 35.0 million.

Investor Conference Call / Webcast Details

TechFaith will hold a conference call on Thursday, August 16, 2012 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Thursday, August 16, 2012 in Beijing). The dial-in phone number is +1-617-597-5309 or +1-866-713-8395. The conference call passcode is 30042849. A live webcast of the conference call will also be available on TechFaith’s website at www.techfaithwireless.com.

A replay of the call will be available approximately 2 hours after the conclusion of the live call through 10 p.m. U.S. Eastern Time on August 23, 2012, (10 a.m., August 24, 2012 in Beijing) by telephone at +1-617-801-6888. To access the replay, use passcode 85042381. A webcast replay will also be available at http://www.techfaithwireless.com.

About TechFaith

TechFaith (NASDAQ: CNTF) has three primary businesses. Under the TechFaith umbrella, the Company is a leading global mobile solutions provider for the global mobile handsets market (previously called the ODP (Original Developed Product) business)). Under its TecFace brand, the Company is a leading developer of specialized mobile phones for differentiated market segments, including the rapidly growing smartphone market targeting wireless mobile phone network operators and end users; the Company also serves sports enthusiasts with a tailored line under the Jungle brand and the teen market under licensed brands. Under the Company’s 17VEE brand, the Company has built a leading intellectual property based motion gaming business ranging from Bluetooth-enabled motion gaming controllers and software to a planned proprietary set-top motion game box. For more information, please visit www.techfaithwireless.com, www.17vee.com and www.798game.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands of U.S. Dollars, except share and per share/ADS data and unless otherwise stated)

	Three Months Ended	Three Months Ended		Six Months Ended
	March 31	June 30		June 30
	2012	2012	2011	2012	2011
Revenues:
ODP	18,945	13,470	55,917	32,415	109,725
Brand name phone sales	15,535	11,785	16,179	27,320	31,093
Game	8,196	7,151	10,690	15,347	20,648

Total net revenues	42,676	32,406	82,786	75,082	161,466

Cost of revenues:
ODP	17,511	13,661	45,141	31,172	85,506
Brand name phone sales	9,847	7,680	10,086	17,527	18,985
Game	4,486	3,746	5,811	8,232	9,932

Total cost of revenues	31,844	25,087	61,038	56,931	114,423

Gross Profit	10,832	7,319	21,748	18,151	47,043
Operating expenses:
General and administrative	1,456	1,512	6,895	2,968	11,338
Research and development	2,962	2,179	2,755	5,141	6,034
Selling and marketing	5,356	4,626	2,767	9,982	5,119

Total operating expenses	9,774	8,317	12,417	18,091	22,491

Government subsidy income	89	—	77	89	77
Other operating income	99	269	545	368	1,083

Income (loss) from operations	1,246	(729)	9,953	517	25,712

Interest income	446	635	338	1,081	615
Investment income	—	—	—	—	883
Other income	—	4	—	4	1

Income (loss) before income taxes	1,692	(90)	10,291	1,602	27,211
Income tax expenses	(1,692)	(278)	(2,367)	(1,970)	(4,534)

Net (loss) income	0	(368)	7,924	(368)	22,677
Less: net income attributable to the noncontrolling interest	(413)	(346)	(586)	(759)	(1,512)

Net income (loss) attributable to TechFaith	(413)	(714)	7,338	(1,127)	21,165

Net income (loss) attributable to TechFaith per share
Basic	(0.00)	(0.00)	0.01	(0.00)	0.03

Diluted	(0.00)	(0.00)	0.01	(0.00)	0.03

Net income (loss) attribute to TechFaith per ADS
Basic	(0.01)	(0.01)	0.14	(0.02)	0.40

Diluted	(0.01)	(0.01)	0.14	(0.02)	0.40

Net income	0	(368)	7,924	(368)	22,677
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	(273)	(3,093)	3,442	(3,366)	5,432

Comprehensive income (loss)	(273)	(3,461)	11,366	(3,734)	28,109

Less: Comprehensive income attributable to noncontrolling interest	(402)	(159)	(586)	(561)	(1,512)

Comprehensive income (loss) attributable to TechFaith	(675)	(3,620)	10,780	(4,295)	26,597

Weighted average shares outstanding
Basic	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

Diluted	794,003,193	794,003,193	794,003,193	794,003,193	794,003,193

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands of U.S. Dollars)

	June 30, 2012	March 31, 2012	December 31, 2011
Assets
Current assets:
Cash and cash equivalents	252,033	248,319	250,637
Restricted cash	26	—	—
Accounts receivable	2,246	2,825	6,715
Inventories	8,771	8,031	7,984
Prepaid expenses and other current assets	14,520	14,715	17,560
Deferred tax assets-current	222	219	207

Total current assets	277,818	274,109	283,103

Plant, machinery and equipment, net	44,926	46,235	48,977
Land use rights	10,547	10,695	10,755
Construction in progress	22,757	22,738	21,002
Acquired intangible assets, net	7,563	6,469	2,327
Goodwill	1,242	1,242	1,242
Deferred tax assets-noncurrent	1	4	3

Total assets	364,854	361,492	367,409

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China TechFaith Wireless Communication Technology Limited, $nil, $nil and $nil as of June 30, 2012, March 31, 2012 and December 31, 2011 respectively)	9,414	8,846	8,792
Accrued expenses and other current liabilities(including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China TechFaith Wireless Communication Technology Limited, $831, $854 and $837 as of as of June 30, 2012, March 31, 2012 and December 31, 2011 respectively)	15,639	15,203	21,721
Advance from customers(including advance from customers of the consolidated variable interest entities without recourse to China TechFaith Wireless Communication Technology Limited, $212 and $213 and $202 as of June 30, 2012, March 31, 2012 and December 31, 2011 respectively)	8,681	8,742	8,492
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to China TechFaith Wireless Communication Technology Limited, $nil, $nil and $nil as of June 30, 2012, March 31, 2012 and December 31, 2011 respectively)	2,111	695	219
Income tax payable (including income tax payable of consolidated variable interest entities without recourse to China TechFaith Wireless Communication Technology Limited, $23, $23 and $21 as of June 30, 2012, March 31, 2012 and December 31, 2011 respectively)	439	1,593	1,804
Short-term loan (including short-term loan of the consolidated variable interest entities without recourse to China TechFaith Wireless Communication Technology Limited, $nil, $nil and $nil as of June 30, 2012, March 31, 2012 and December 31, 2011 respectively)	5,350	—	—

Total current liabilities	41,634	35,079	41,028

Long-term loan	290	290	290
Deferred tax liability-noncurrent	89	98	106

Total liabilities	42,013	35,467	41,424

Shareholders’ equity
Paid in capital	16	16	16
Additional paid-in capital	142,268	141,980	141,667
Accumulated other comprehensive income	40,418	43,324	43,597
Statutory reserve	22,631	22,631	22,631
Retained earnings	96,145	96,859	97,272

Total TechFaith shareholders’ equity	301,478	304,810	305,183

Noncontrolling interest	21,363	21,215	20,802

Total shareholders’ equity	322,841	326,025	325,985

Total liabilities and shareholders’ equity	364,854	361,492	367,409

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